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SEC FILE NUMBER
CUSIP NUMBER

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PostRock Energy Corporation

Full Name of Registrant

N/A

Former Name if Applicable

210 Park Avenue, Suite 2750

Address of Principal Executive Office (Street and Number)

Oklahoma City, Oklahoma 73102

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On February 6, 2015, PostRock Energy Corporation (the “Company”) issued a press release announcing that it had engaged Evercore L.LC. as an advisor to assist in its evaluation of strategic alternatives for the Company, which could include a sale of all or one or more portions of the Company. A portion of the Company’s assets were sold on December 31, 2015 and the strategic review is still on-going for the remaining assets.

In addition to the strategic review, the Company was notified that its borrowing on its credit facility (as described in the Company’s Current Report on Form 8-K, filed November 19, 2015) was reduced to $39 million which represented a $37 million reduction in its previous borrowing base. This reduction resulted in a $37.18 million deficiency in its borrowing base based on the $76.18 million the Company had previously drawn against the borrowing base of its Credit Agreement. The Company has also been notified it is in default of its credit agreement (as described in the Company’s Current Report on Form 8-K, filed March 3, 2016) and that its lenders under the credit agreement have accelerated the repayment of the amount of indebtedness (as described in the Company’s Current Report on Form 8-K, filed March 15, 2016) as required by the lenders there under. Working with the Company’s lenders on its financial restructuring alternatives has required a considerable amount of management’s time.

The Company’s financial statements and other disclosures to be included in its 10-K are not complete because of the time requirements of the strategic review process and the significant accounting and reporting issues related to both the strategic review process and the previously announced acceleration of the repayment of debt outstanding under the Company’s credit facility. Additionally, given the Company’s current liquidity needs and the uncertainty surrounding the outcome of the strategic review process, if the Company’s auditors were to deliver an audit opinion based on the current circumstances, their audit opinion would contain a going-concern qualification.

For the foregoing reasons, the Company is unable to file its Annual Report on Form 10-K for its fiscal year ended December 31, 2015 within the prescribed time period without unreasonable effort and expense and the Company is currently uncertain on the timing of such filing.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Casey E. Bigelow	405	702-7435
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on preliminary information currently available, the Company anticipates that its results of operations for the year ended December 31, 2015 will be significantly different from the results of operations for the year ended December 31, 2014.

In the Company’s Form 10-Q for the period ended September 30, 2015, the Company reported a net loss for the nine months ended September 30, 2015 of $102.2 million compared to a net loss of $10.7 million in the nine months ended September 30, 2014. The Company expects that the fourth quarter net loss in 2015 will be materially greater than the net income of $14.5 million in the fourth quarter of 2014, although the Company is unable to estimate the amount of such loss at this time. The 2015 fourth quarter loss will be impacted by the significant declines in oil and natural gas prices that have occurred during 2015. These price declines could and are expected to result in further asset impairment.

All financial information related to fiscal 2015 in this Form 12b-25 is preliminary in nature, is based on unaudited internal information and remains subject to further review, finalization of the Company’s reporting process and audit by our independent auditors. Such information is as of date of this filing and, except as required by law; the Company undertakes no obligation to update any of these forward-looking statements.

FORWARD-LOOKING STATEMENTS: Certain statements in this Form and other written or oral statements made by or on behalf of us are “forward-looking statements” within the meaning of the federal securities laws. Statements regarding future events and developments and our future performance, as well as management’s expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements within the meaning of these laws. Forward looking statements include, without limitation, statements regarding future sales and contracting activity and projected fuel escalators. These forward-looking statements are subject to a number of risks and uncertainties. These risks and uncertainties include, but are not limited to, the following: our cash flows, results of operation or financial condition; the ability to consummate financing transactions, including transactions to increase liquidity, or acquisition, or disposition transactions, and the effect thereof on our business; governmental policies, regulatory actions and court decisions affecting the coal industry or our customers’ coal usage; legal and administrative proceedings, settlements, investigations and claims; our ability to obtain and renew permits necessary for our existing and planned operation in a timely manner; environmental concerns related to coal mining and combustion and the cost and perceived benefits of alternative sources of energy; inherent risks of coal mining beyond our control, including weather and geologic conditions or catastrophic weather-related damage; our production capabilities; availability of transportation; our ability to timely obtain necessary supplies and equipment; market demand for coal, electricity and steel; competition, including competition from alternative sources such as natural gas; our relationships with, and other conditions affecting, our customers; employee workforce factors; our assumptions concerning economically recoverable coal reserve estimates; future economic or capital market conditions; our plans and objectives for future operations and expansion or consolidation; and the other risks detailed in our reports filed with the Securities and Exchange Commission (SEC). Management believes that these forward-looking statements are reasonable; however, you should not place undue reliance on such statements. These statements are based on current expectations and speak only as of the date of such statements. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise.

PostRock Energy Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 30, 2016	By	/s/ Casey E. Bigelow